Frontier Communications Corporation
3 High Ridge Park
Stamford, Connecticut 06905
(203) 614-5600

November 12, 2013

BY EDGAR – CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention:  Larry Spirgel

Re:          Frontier Communications Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 27, 2013
Form 10-Q for Fiscal Quarter Ended June 30, 2013
Filed August 8, 2013
Response dated October 11, 2013
File No. 001-11001

Ladies and Gentlemen:

Frontier Communications Corporation (the “Company”) is hereby responding to the follow-up comments of the Staff of the Securities and Exchange Commission set forth in the letter dated October 30, 2013 with respect to the above-referenced Form 10-K and Form 10-Q.  For your convenience, the comments from the comment letter are repeated here, followed by the Company’s response and the paragraph numbering below corresponds to the numbering in the comment letter.

Form 10-Q for the Quarterly Period Ended June 30, 2013

(b) Results of Operations, page 29

Comment No. 1

We note your response to comment two, and the company’s “strategic focus on customer retention and broadband penetration”.  To the extent that you continue to use ARPC as a metric in explaining your results, and particularly while total customer counts continue to decline, it would be helpful to provide data and analysis around broadband penetration (i.e., number of broadband connections/homes passed/potential customers vs. broadband customers) and customer churn.

U.S. Securities and Exchange Commission
November 12, 2013

Response

The Company will expand its discussion of broadband penetration in future filings, as appropriate, including in its Report on Form 10-K for the year ended December 31, 2013.  The following pro forma disclosure is provided as an example to the Staff of such expanded discussion, and reflects facts and circumstances for the three and nine months ended September 30, 2013.  The disclosures provided in future filings will reflect the facts and circumstances existing during the periods covered by the actual report.

“The Company had approximately 1,838,900 broadband customers at September 30, 2013. As of September 30, 2013, we were able to offer broadband to approximately 6.4 million households, or 89% of the 7.1 million households in our territory.  Frontier’s greatest opportunity is to drive broadband penetration and increase our share of that market.  Our residential broadband market share, on average, is between 20% and 25% of the total homes passed in our territory.  We continue to invest in network speed and capacity to support our goal of driving additional broadband penetration.

We had approximately 2,822,100 and 2,932,200 total residential customers as of September 30, 2013 and 2012, respectively.  We lost approximately 20,700 and 64,900 residential customers during the quarter and nine months ended September 30, 2013, respectively, and our residential customer monthly churn was 1.70% and 1.62% for the nine months ended September 30, 2013 and 2012, respectively.”

Comment No. 2

We note the proposed disclosure provided in your response to comment three.  You attribute the decrease in monthly recurring charges to a reduction in wireless backhaul services, but go on to state that you expect wireless data usage to continue to increase, which may drive the need for additional wireless backhaul capacity.  Please explain in your future disclosure why wireless backhaul services decreased during the period.

Response

The Company will expand its discussion of wireless backhaul in future filings, as appropriate, including in its Report on Form 10-K for the year ended December 31, 2013.  The following pro forma disclosure is provided as an example to the Staff of such expanded discussion, and reflects facts and circumstances for the three and nine months ended September 30, 2013.  The disclosures provided in future filings will reflect the facts and circumstances existing during the periods covered by the actual report.

U.S. Securities and Exchange Commission
November 12, 2013

“Data and Internet services also includes nonswitched access revenue from data transmission services to other carriers and high-volume business customers with dedicated high-capacity Internet and Ethernet circuits.  Nonswitched access revenue decreased $9.3 million, or 4%, to $234.1 million, and $20.4 million, or 3%, to $703.7 million, respectively, for the three and nine months ended September 30, 2013, as compared with the comparable periods of 2012, primarily due to lower monthly recurring charges.  These decreases are attributable to a reduction in wireless backhaul and other business revenues.  Carrier services excluding wireless backhaul remained relatively flat, as we continue to provide network bandwidth to other telecommunications carriers.  We expect wireless data usage to continue to increase, which may drive the need for additional wireless backhaul capacity.  Despite the need for additional capacity, we will continue to experience declines in wireless backhaul revenue throughout 2013 and the first half of 2014, as our carrier partners migrate to Ethernet solutions at a lower price point.”

*   *   *   *

Please be advised that the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings with the Commission; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any additional questions or comments, kindly contact the undersigned at (203) 614-5995.

Sincerely,

/s/ John M. Jureller

John M. Jureller
Executive Vice President and
Chief Financial Officer